SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

We recorded the best load factor rate in domestic flights over the past 53 months

Searching for the best balance between load factor and yield, we were able to maximize RASK both in domestic and international markets

São Paulo, February 14, 2011 – (BM&FBOVESPA: TAMM4, NYSE: TAM). Brazilian National Civil Aviation Agency (ANAC) disclosed today the operational data for the month of January 2011.

Domestic market

In the domestic market, which includes Pantanal’s data, we maintained the leadership, accounting for 43.4% of market share due to the demand growth (in RPK) of 17.3%, combined with an increase of 12.3% in the supply (in ASKs), compared with January 2010, which led to an increase in the load factor of 3.3 p.p. to 79.1%, the best rate since July 2006. This number reflects the increase of leisure passengers flying in off-peak hours and buying tickets in advance, combined with the high volume of passengers using the TAM Fidelidade loyalty program reward tickets, therefore diluting the yield.

Due to these factors, the domestic yield recorded was lower than December 2010, but the RASK (revenue per available seat kilometer) increased, due to the load factor growth mentioned above.

International market

The demand of passengers traveling between Brazil and abroad remained strong and consistent stimulated by the appreciation of the real, and by the holiday season in Brazil.

In the international market, compared to the same month last year, we saw a rise of 10.4% in demand with an 11.2% increase in supply resulting in a decrease of  0.6 p.p. in load factor reaching 81.3%. Our market share among Brazilian carriers in January was 85.2%.

 We recorded a strong increase in yield and RASK in dollar compared to the previous month.

Tables

See below our operating data for the month of January:

Domestic Market	January 2011	January 2010	Var. % YoY	December 2010	Var. % MoM
TAM
ASK (millions) – Supply	4.187	3.728	12,3%	4.113	1,8%
RPK (millions) – Demand	3.312	2.824	17,3%	3.019	9,7%
Load Factor	79,1%	75,7%	3,3 p.p.	73,4%	5,7 p.p.
Market share	43,4%	43,0%	0,3 p.p.	43,3%	0,1 p.p.

International Market	January 2011	January 2010	Var. % YoY	December 2010	Var. % MoM
TAM
ASK (millions) – Supply	2.370	2.130	11,2%	2.308	2,7%
RPK (millions) – Demand	1.926	1.745	10,4%	1.810	6,4%
Load Factor	81,3%	81,9%	-0,6 p.p.	78,4%	2,8 p.p.
Market share	85,2%	86,0%	-0,8 p.p.	84,6%	0,6 p.p.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Airlines and Investor Relations Director TAM S.A)

Jorge Bonduki Helito (IR Manager)

Marcus Vinicius Rojo Rodrigues (IR)

Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ir

Press Agency Contact:

Phone.: (55) (11) 5582-9748/7441/7442/8795

Cel. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 45 cities in Brazil and 18 cities in South America, the United States and Europe. Through agreements with companies in Brazil and abroad, our network encompasses a further 89 airports in Brazil and 87 international destinations, including Asia. We are Brazil's leading airline, with market share of 43.4% in January 2011, and is also the country's leading player among Brazilian airlines that operate international routes, with 85.2% market share in January. With the largest passenger aircraft fleet in the country (151 planes), we offer customer service marked by our Spirit to Serve and seeks to make air travel more accessible to the general public. We were the first Brazilian airline to offer a loyalty program, TAM Fidelidade, which has already issued 12 million tickets in exchange for points and is part of the Multiplus network, which today has 7.6 million members. Member of Star Alliance – the world's largest airline alliance – since May 2010, we are part of a network with 1,160 destinations in 181 countries.

Forward-looking statements:

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.